Exhibit 4.20

Orckit Communications Ltd.

Summary Terms and Conditions of
Series A Convertible Notes Issued March 28, 2007,
As proposed to be amended pursuant to the Arrangement

1.           Type of Offering

On March 27, 2007, Orckit Communications Ltd. (the “Company “) issued Series A convertible notes (the “Notes”) in a private placement pursuant to a Trust Deed, dated March 28, 2007, with Hermetic Trust (1975) Ltd., as trustee for the holders of Notes. The Trust Deed is proposed to be amended pursuant to an arrangement with the holders of the Notes and the holders of the Company's Series B convertible notes (together referred to as "notes" and "note holders", as the case may be) under Section 350 of the Israeli Companies Law, 5759-1999 (the "Arrangement"), provided that all conditions precedent are satisfied or waived and the Arrangement comes into effect by June 30, 2012.

Pursuant to Regulation S under the Securities Act of 1933, as amended, the Notes offering was made solely to non-“U.S. persons” outside the United States and the Company implemented “offering restrictions” in respect of a period of 40 days following the closing. The Notes were subsequently listed for trade on the Tel Aviv Stock Exchange.

2.           Amount of Issuance, Denomination and Issuance Price

The Company issued Notes with an aggregate nominal value of 107,000,000 New Israeli Shekels (“NIS”) (approximately $25.8 million at that time). The Notes were issued at a purchase price equal to 100% of their nominal value.

3.           Repayment of Principal

The principal of the Notes is repayable in one installment on March 29, 2017, provided that each holder is entitled to request earlier repayment on March 14, 2012. To allow the approval process of the Arrangement to be completed prior to the right of redemption coming into effect, the Note holders postponed the early redemption date to June 15, 2012. If the Arrangement comes into effect, this dates will be further adjusted so that each Note holder that requests early redemption of its Notes would be entitled to its pro rata portion of the payments with respect to the Notes listed below (includes CPI linkage and, unless otherwise specified below, accrued interest except for interest accrued over the previous five-and-a-half months):

Payment Date	Payment Amount
July/August 2012*	$9.8 million (or $9.7 million)**
October 2, 2012	$2.6 million (or $2.4 million)**
March 29, 2013	$1.4 million
July 1, 2014	$11.7 million (or $12.0 million)** plus accrued interest

________________
*	This is an estimated date. The payment date will be between seven and 60 days following the first conversion period set forth in paragraph 7 below.

**
The amount in parentheses would be due if, by the applicable payment date, less than an aggregate of approximately $3 million of the outstanding principal amount of the notes was converted into Ordinary Shares (not including conversions by the Company's founders, Messrs. Izhak Tamir and Eric Paneth).

Note holders that do not elect early redemption of their Notes will be entitled to repayment on the original maturity date of their Notes in March 2017.

4.           Interest

The Notes bear interest at an annual rate of six percent (6%). The interest is payable semi-annually on September 29 and March 29 of each of the years 2007 through 2017 (inclusive). To allow the approval process of the Arrangement to be completed prior to the right of redemption coming into effect, the Note holders postponed the semi-annual interest payment date that was due on March 29, 2012 to June 10, 2012. If the Arrangement comes into effect, this date will be further adjusted.

5.           Linkage

The principal of the Notes, and the interest that shall accrue thereon, are linked to the Israeli Consumer Price Index.

6.           Security

The Notes are secured, as set forth below:

•
The Company deposited cash and/or securities equal to an aggregate amount of approximately $10.3 million in a trust account held jointly by the respective trustees of the notes, which is required to be secured by a first ranking fixed charge, to ensure the first payment scheduled to be made to the note holders pursuant to the Arrangement. If the Arrangement does not come into effect by June 30, 2012, the charge is required to be removed and the account released to the Company.

•
The deposit of $8.2 million principal amount of Notes held by one of the Company's subsidiaries in a trust account held by the trustee of the Notes, which is required to be secured by a first ranking fixed charge. The Company's subsidiary is prohibited under the terms of the Arrangement from selling such Notes or from requesting the early redemption thereof.

7.           Conversion at the Option of each Note Holder

During the period from the effective date of the Arrangement until the later of 20 days following the effective date of the Arrangement and June 25, 2012, the Notes will be convertible into Ordinary Shares of the Company, at the option of the holder thereof, at a conversion price of approximately $0.37 per share, after which time the conversion price will be approximately $2.04 per share. The Ordinary Shares issued upon conversion of the Notes will be listed on the Tel Aviv Stock Exchange and the Nasdaq Stock Market, to extent that the Company's Ordinary Shares are generally listed thereon at the time of conversion.

The conversion price is subject to adjustment in the event that the Company effects a share split or reverse share split, a distribution of bonus shares or cash dividend, or performs a rights offering.

8.           Conversion at the Option of the Company

The Company is entitled to force the conversion of all or a portion of the Notes at any time ,  at the price of $3.00 per share, by notice to the Note holders if, out of 30 consecutive trading days (prior to the date of the Company’s notice of forced conversion), there were 20 trading days in which the price of the Company’s Ordinary Shares on the Tel Aviv Stock Exchange is at least $3.00 per share.

Notice of such forced conversion is required to be provided between 21 and 45 days prior the forced conversion.

9.           Repurchase Right of the Company

Until January 1, 2014, the Company will not be permitted, directly or indirectly, to repurchase any Notes, unless the price per NIS 1.00 principal amount of the Notes is not more than NIS 0.60.  Subject to the foregoing, the Company is entitled to repurchase any Notes, at any time and from time to time, in private transactions or in transactions on the Tel Aviv Stock Exchange. Any Notes repurchased by the Company will be canceled and may not be reissued. Notes purchased by a subsidiary of the Company will continue to be deemed outstanding and subject to transfer.

10.           Undertakings in Connection with the Arrangement

The Company is required to use its best efforts to raise an aggregate amount of $10 million of equity by September 30, 2012.

Each of Mr. Tamir and Mr. Paneth undertook to invest in the Company's equity financings that take place by April 2, 2013 at least 10% of each such financing, up to an aggregate amount of $1.0 million each, if the aggregate amount raised from other investors in such offerings is not less than $7.0 million.

Messrs. Tamir and Paneth undertook to provide a subordinated loan to the Company in the amount of $200,000, which would be converted into Ordinary Shares in an equity offering as part of the satisfaction of their commitments described in the immediately preceding paragraph.

The monthly salary of each of Mr. Tamir and Mr. Paneth will be reduced by 33% for the period between January 1, 2012 and October 2, 2013.

The Company will be permitted to incur debt that is senior to the Notes, subject to the following principal conditions: (i) the amount of our senior debt outstanding may not exceed $5 million; (ii) senior debt may be incurred no earlier than August 1, 2012 and only after the Company has used its best efforts to effect an equity financing; and (iii) the Company must ensure that its early redemption payments to the note holders that would be due on October 2, 2012 in accordance with the Arrangement will be timely made.

The Company will not be permitted to distribute dividends or to engage in transactions with controlling shareholders (if any), in each case until the fourth early redemption payment date of July 1, 2014.

The note holders, the Company and its office holders undertook to waive any claims against each other related to the period ending on the effective date of the Arrangement. However, such waiver (except with respect to vice presidents of the Company or of any of its subsidiaries) would retroactively expire on October 15, 2012 unless at least one of the following events has occurred by that date: (i) the payments to the note holders of the amounts payable to them on October 2, 2012 pursuant to the Arrangement and no incurrence of any senior debt or other debt or credit in excess of $134,000 having a maturity date earlier than April 15, 2013; (ii) an investment in the Company of at least $2 million in consideration for the Company's securities or in the form of subordinated loans; or (iii) an investment in the Company of at least $1.75 million in consideration for the Company's Ordinary Shares or options or subordinated loans, and the conversion by Mr. Tamir and Mr. Paneth of the Series B notes held by each of them in the principal amount of approximately $1.8 million and $146,000, respectively. If the waiver expires, then the period from February 15, 2012 until the date the waiver expires would not be counted for purpose of the statute of limitations on claims.

The parties to the waiver also agreed that no claim or demand would be made against the Company or its officers and directors in connection with the Arrangement or the approval thereof, to the extent it becomes effective.

During the period from the effective date of the Arrangement until November 1, 2012, subject to the Company  making the payments required of the Company pursuant to the Arrangement, the note holders will not be permitted to demand the acceleration of their notes out of a foreseeable concern that the Company will not be able to meet its payment obligations towards them, unless the Company enters into insolvency proceedings that were not initiated by its note holders or the respective trustees thereof and such proceedings are not cancelled within 45 days.